OPTION TO SPLIT JOINT SURVIVORSHIP LIFE INSURANCE POLICY UPON DIVORCE RIDER

In this rider, "we", "our" and "us" mean The Equitable Life Assurance Society of the United States. "You" means the Owner of the policy at the time an Owner's right is exercised.

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THIS RIDER'S BENEFIT. This rider gives you the right to exchange this policy for an individual life policy on the life of each Insured upon divorce without evidence of insurability.

To exercise this option, a policy on the life of each Insured must be applied for and issued.

CONDITIONS FOR EXCHANGE. The following conditions must be met in order to make the exchange:

1. A final divorce decree issued by a court of competent jurisdiction in the United States on the Insureds' marriage must be in effect for at least 6 months, but not more than one year, before an exchange takes effect. Evidence of such decree must be received by us on or within one year after the decree, but prior to the date of exchange.

2.   Both Insureds must be living on the exchange date.

3. You must request the exchange in writing. The owner of each new policy must have an insurable interest in the Insured. If this policy is assigned, the assignee must consent to the exchange.

4.   This policy must be in effect on the exchange date.

5. We must receive payment of the first premium for each new policy on or before the Register Date of each new policy.

THE NEW POLICY. The face amount of each new policy will be determined such that the initial death benefit will be at least equal to one half of the death benefit of this policy less any outstanding loan and loan interest on the date of exchange. One half of the net cash surrender value of this policy will be applied toward the initial premium on each of the new policies.

The Register Date of the new policy will be the date of exchange. Premiums for the new policy will be based on our rates then in effect. They will be for each Insured's then attained insurance age and for the same class of risk that the Insured was classified under this policy.

You may choose that the new policy be on any plan of insurance for which it qualifies under our rules then in effect. You may not choose a policy of term insurance, one that includes term insurance or one that provides insurance on more than one life. If either Insured does not qualify for an individual policy under our rules then in effect, this option may not be exercised and the rider will terminate.

You may ask that additional benefit riders be included in each new policy. The issue of any rider will require our consent and evidence of insurability satisfactory to us.

COST OF RIDER. The guaranteed maximum cost for this rider is shown on Page 4 of the policy.

WHEN THIS RIDER WILL TERMINATE. This rider will terminate on the earliest of the following dates:

1.   On the policy anniversary nearest the older Insured's 86th birthday;

2.   On the date of death of the first of the Insureds to die; or

3.   On the date the policy terminates.

You may terminate this rider at any time after the second policy year by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides with or next follows the date we receive your request.

GENERAL. This rider is part of the policy. It has no cash or loan value. When this option is exercised, this policy is terminated.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


/s/  Pauline Sherman                       /s/  Christopher M. Condron

Pauline Sherman, Senior Vice President,    Christopher M. Condron
Secretary and Associate General Counsel    Chairman and Chief Executive Officer


R98-101        Option to Split Joint Survivorship Life Insurance
                           Policy Upon Divorce Rider